ITEM 77C (1)

ADVANTAGE FUNDS, INC.

- Dreyfus Emerging Leaders Fund (the “Fund”)

MATTER SUBMITTED TO A VOTE OF SHAREHOLDERS

          A Special Meeting of Shareholders of the Advantage Funds, Inc. – Dreyfus Emerging Leaders Fund was held on September 15, 2011.  Out of a total of 6,833,185.563 shares (“Shares”) entitled to vote at the meeting, a total of  4,242,538.099 were represented at the Meeting, in person or by proxy.  The following matter was duly approved of the holders of the Fund’s outstanding Shares as follows:

		Shares
	For	Against	Abstain
1. To approve a plan of reorganization providing for the transfer of all of the assets of the Fund to Dreyfus Opportunistic Small Cap Fund (the “Acquiring Fund”), in exchange solely for shares of the Acquiring Fund having an aggregate net asset value equal to value of Fund’s net assets and the assumption by Acquiring Fund of the Fund’s stated liabilities.	3,843,376.825	215,086.228	184,075.046